January 11, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Kevin Kuhar

Re:    Qorvo, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2016
Filed May 31, 2016
Form 10-Q for the Fiscal Quarter Ended October 1, 2016
Filed November 7, 2016
File No. 001-36801

Dear Mr. Kuhar:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced filings made in your letter dated December 29, 2016, to Mark J. Murphy, the Chief Financial Officer of Qorvo, Inc. (the “Company” or “Qorvo”). Set forth below are the Staff’s comments (in italics), followed by Qorvo’s response.

Form 10-K for the Fiscal Year Ended April 2, 2016

General

Comment 1: You state on page 12 of the 10-K that Huawei Technologies accounted for 12% of your total revenue in fiscal year 2016 and that Samsung Electronics accounted for approximately 14% and 25% of your total revenue in fiscal years 2015 and 2014, respectively. We are aware of publicly available information indicating that Huawei does business in Sudan and Syria. Recent news articles indicate that Samsung customers may take Samsung Galaxy smartphones to the official Samsung Electronics Service center covering Syria, many Samsung smartphones are in Sudan and Samsung provides a warranty for its mobile handsets to customers in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response 1:

Qorvo has no known past, current or anticipated contacts with Sudan or Syria through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. To Qorvo’s knowledge, it does not provide, directly or indirectly, any services, products, information or technology to those countries, whether involving Huawei Technologies Co., Ltd. (“Huawei”), Samsung Electronics, Co., Ltd. (“Samsung”) or any other Qorvo customer. Further, Qorvo has no known past, current or anticipated agreements, commercial arrangements or other contacts with the governments of Sudan or Syria or entities they control.

Qorvo is committed to compliance with U.S. export control regulations and trade and economic sanctions and has policies and procedures in place that are consistent with parameters established by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”), the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) and the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Qorvo’s policies and procedures include standard terms and conditions in purchase orders and other agreements with customers, which inform its customers that its products are subject to U.S. export control and may not be transferred to any embargoed countries (including Sudan and Syria) in violation of U.S. export control laws and regulations. Additionally, Qorvo has screening procedures designed to ensure that it does not do business with an embargoed country or with a prohibited entity.

Comment 2: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response 2:

As indicated in the Company’s response to Comment 1, Qorvo has no known contacts with Sudan or Syria. Accordingly, Qorvo is not aware of any such contacts that could be considered to be a material investment risk in quantitative or qualitative terms.

Comment 3: We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

Response 3:

The Company is aware that Huawei is subject to heightened scrutiny by the U.S. government and of wide publicity relating to Huawei on the subject of export controls. As discussed in the Company’s response to Comment 1, Qorvo is committed to compliance with U.S. export control regulations and trade and economic sanctions and has policies and procedures in place that are consistent with parameters established by BIS, DDTC and OFAC. Qorvo has received no information from Huawei, the U.S. government or any other source indicating that any Qorvo products have been diverted to Iran, Sudan or Syria, whether by Huawei, any of its customers or through any other channel. Qorvo is not aware of any concerns from investors, customers or suppliers regarding the resale of Qorvo products by its customers, including Huawei, to sanctioned countries. Accordingly, Qorvo does not anticipate any material adverse impact on its reputation or other material effects on Qorvo from doing business with Huawei.

Business, page 4

Customers, page 12

Comment 4: Please revise future applicable filings to identify your “largest end customer.” See Item 101(c)(1)(vii) of Regulation S-K. Please ensure that such revised disclosure is for each segment, to the extent material, as well as your overall business.

Response 4:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will identify, in future applicable filings, its largest end customer for each segment, as well as its overall business.

Comment 5: Please revise future applicable filings to clarify the end products to which material amounts of your revenues relates. For example, your disclosure on page 5 indicates your MP segment supplies products for smartphones, tablets, wearables and computers. Your disclosure here indicates that a “majority” of revenue from your major customers relates to “mobile products.” However, it is unclear to what “mobile products” you are referring and what you mean by a “majority” of your revenue.

Response 5:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it will further clarify, in future applicable filings, the end products associated with the revenue of its Mobile Products operating segment.

Form 10-Q for the Fiscal Quarter Ended October 1, 2016

Management’s Discussion and Analysis, page 28

Results of Operations, page 32

Comment 6: Please revise future filings to clarify the reasons underlying the changes to your gross margin to which you refer in the third paragraph on page 32. For example, clarify the reasons for the “higher demand” for your smartphone-related products. Please also clarify the “quality issues,” “lower than expected manufacturing and assembly yields,” and how product mix changed, thus affecting your gross margin. While we note the reference to a shift to “lower margin products,” it is unclear to what products you are referring.

Response 6:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that in future filings, the Company will further clarify its narrative discussion of any material changes in gross margin, including the reasons underlying such changes.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.8989. Thank you for your time and attention.

Sincerely,

/s/	Mark J. Murphy
Mark J. Murphy
Chief Financial Officer

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